(A development stage company)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2006

(Unaudited)

These unaudited consolidated financial statements for the nine month period ended May 31, 2006 have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEET

(a development stage company)

	May 31, 2006	August 31, 2005
	(Unaudited)	(Note 1)
ASSETS

Current
Cash and short term deposits	$6,829,111	$3,102,849
Accounts receivable	41,790	31,883
Prepaid expenses	54,274	96,828
	6,925,175	3,231,560

Investment (Note 3)	5,504	88,000
Property and equipment (Note 4)	109,755	120,205
Mineral properties (Note 5 and Schedule 1)	325,511	421,985
Deferred exploration expenditures (Schedule 1)	332,347	361,249

	$7,698,292	$4,222,999

LIABILITIES

Current
Accounts payable and accrued liabilities	$105,041	$100,706

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	15,456,141	10,493,824

Contributed Surplus	1,634,391	1,780,749

Deficit	(9,497,281)	(8,152,280)
	7,593,251	4,122,293

	$7,698,292	$4,222,999

Approved by the Directors:

“Kenneth Cunningham”

“Dennis Higgs”

Director

Director

The accompanying notes are an integral part of the interim financial statements.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(a development stage company)

(Unaudited)

	Three months ended May 31		Nine months ended May 31
	2006	2005	2006	2005

Expenses
Amortization	$8,284	$5,278	$23,994	$13,631
Consulting	27,499	51,321	78,600	108,171
Interest and foreign exchange	12,261	(2,608)	16,398	6,710
Investor relations	41,981	10,737	78,750	45,696
Management fees	46,187	19,600	87,687	54,200
Office rent, telephone, secretarial and sundry	81,518	45,460	217,112	133,565
Professional fees	8,335	8,807	65,982	59,571
Property examination costs	19,084	9,094	73,286	102,787
Stock based compensation	578,521	25,800	634,521	894,800
Travel and business promotion	45,544	61,175	120,513	131,762
Transfer agent and regulatory fees	16,056	9,711	44,801	36,463
Wages and benefits	88,151	47,845	206,652	116,419
		292,220		1,703,775
Less: Interest income	(53,593)	(3,406)	(102,186)	(16,021)

Loss before the following	919,828	288,814	1,546,110	1,687,754

Mineral property option payments received in excess of cost	(19,167)	-	(39,427)	(45,100)
Gain on sale of securities	(56,199)	-	(229,365)	-
Write off of abandoned mineral property and deferred exploration expenditures	1,729	-	67,683	-

Loss for the period	846,191	288,814	1,345,001	1,642,654

Deficit, beginning of period	8,651,090	7,568,198	8,152,280	6,214,358

Deficit, end of period	$9,497,281	$7,857,012	$9,497,281	$7,857,012

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.04)	$(0.07)

Weighted average number of shares outstanding	35,658,657	27,910,801	33,328,249	24,584,657

The accompanying notes are an integral part of the interim financial statements.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(a development stage company)

(Unaudited)

	Three months ended May 31		Nine months ended May 31
	2006	2005	2006	2005
Cash flows to operating activities
Loss for the period	$(846,191)	$(288,814)	$(1,345,001)	$(1,642,654)
Amortization	8,284	5,278	23,994	13,631
Stock based compensation	578,521	25,800	634,521	894,800
Write off of abandoned mineral property and deferred exploration expenditures	1,729	-	67,683	-
Gain on sale of investment	(56,199)	-	(229,365)	-
Mineral property option payments received in excess of cost	(19,168)	-	(39,427)	(45,100)
	(333,024)	(257,736)	(887,595)	(779,323)
Change In non-cash working capital items:
Accounts receivable	(19,602)	7,655	(9,907)	(7,590)
Prepaid expenses	25,787	(233)	42,554	3,055
Accounts payable and accrued liabilities	(13,636)	(10,763)	4,335	(11,279)
Due from related party	-	(1,666)	-	(1,666)
	(340,475)	(262,743)	(850,613)	(796,803)
Cash flows from (to) investing activities
Property and equipment	(12,544)	(9,623)	(13,544)	(14,645)
Mineral property option payments received	23,055	18,540	226,665	189,237
Proceeds on sale of investment	72,029	-	311,861	-
Mineral properties	62,469	-	(35,872)	(74,927)
Exploration expenditures	(38,050)	(110,089)	(78,295)	(260,276)
	106,959	(101,172)	410,815	(160,611)
Cash flows from financing activities
Issue of share capital	529,812	482,026	4,214,120	3,023,136
Share issue costs	-	-	(48,060)	(80,142)
	529,812	482,026	4,166,060	2,942,994

Increase in cash and cash equivalents	296,296	118,111	3,726,262	1,985,580

Cash and cash equivalents, beginning of period	6,532,815	3,478,587	3,102,849	1,611,118

Cash and cash equivalents, end of period	$6,829,111	$3,596,698	$6,829,111	$3,596,698
Supplementary information: Fair value of share purchase warrants issued for mineral property	$15,378	$-	$15,378	$12,300

The accompanying notes are an integral part of the interim financial statements.

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia and is in the business of acquiring and exploring mineral properties in the state of Nevada, U.S.A. and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the development stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at May 31, 2006, the Company had an accumulated deficit of $9,497,281 and working capital of $6,820,134.  These financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The ability of the Company to continue as a going concern is uncertain and dependent upon obtaining the financing necessary to meet its future exploration commitments and to complete the development of its properties and/or realizing proceeds from the sale of one or more of the properties. These financial statements do not reflect any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2005.

3.

INVESTMENT

	May 31, 2006	August 31, 2005
516,600 common shares (August 31, 2005 - 8,250,000) of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company). These common shares were subject to a hold period but became tradable under Rule 144 on December 12, 2004 and freely tradable on December 12, 2005. (Market value May 31, 2006 - USD$20,640; August 31, 2005 - USD$247,500).	$5,504	$88,000
250,000 common shares (August 31, 2005 – Nil) of Golden Aria Corp. (a reporting US company). These common shares are expected to become tradable and sold in fiscal year 2007. (Market value May 31, 2006 – USD$ not available, August 31, 2005 – USD$ not available.)	-	-
	$5,504	$88,000

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

4.

PROPERTY AND EQUIPMENT

	May 31, 2006
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment and software	$50,271	$22,595	$27,676
Furniture and fixtures	10,110	3,056	7,054
Field equipment	113,982	38,957	75,025

	$174,363	$64,608	$109,755

	August 31, 2005
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment and software	$43,376	$15,881	$27,495
Furniture and fixtures	10,110	1,811	8,299
Field equipment	107,333	22,922	84,411

	$160,819	$40,614	$120,205

5.

MINERAL PROPERTIES

5a)

Sampson Property, Lyon County, Nevada

The Sampson property was acquired by the Company on May 13, 2004 under a mining lease and option to purchase agreement as part of its then active Hercules Project.  The Hercules Project was abandoned later that year.  The Sampson property consisted of two lode mining claims and was considered to be a non-core asset.  Since termination of the Hercules Project, the Company did not conduct any exploration work on the Sampson claims and on May 8, 2006 the Company terminated the option agreement.  The Company wrote off $1,730 in the current fiscal year.

5b)

Troy Property, Nye Country, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn a 100% in the Troy mineral property for consideration payable in stages.  The Company was unsuccessful in finding a partner to joint venture the project and the Company terminated the option agreement.  The Company wrote off $65,953 in the current fiscal year.

5c)

Redlich Property, Esmeralda County, Nevada

On January 23, 2003 (amended April 9, 2003, May 28, 2003 and December 9, 2003) the Company entered into an option agreement to acquire the Redlich property on completion of the following payment schedule.  The owner retained a 3% Net Smelter Return (NSR) royalty. Upon completion of a “bankable feasibility” study,

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

the Company has the option to buy two percentage points of the NSR for USD$1,000,000 per percentage point.

Mining Option Due Dates	Cash consideration to be paid to Optionor USD	Two year share purchase warrants to be issued to Optionor	Exploration Expenditures USD
Prior to August 31, 2005	9,750	30,000 @ Cdn$0.40	22,500
January 23, 2006 (paid and issued)	4,500	11,250 @ Cdn$0.45	22,500
January 23, 2007	7,500	11,250 @ Cdn$0.50	22,500
January 23, 2008	11,250	15,000 @ Cdn$0.55	30,000
Total consideration	33,000	67,500	97,500

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”).  The Company will grant a 65% interest in its Redlich Property for USD$165,000 and completing work commitment of USD$575,000, payable in stages to January 23, 2008, with a minimum work commitment of USD$200,000 per year thereafter until USD$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  An additional 10% interest can be earned by completing a positive feasibility study, and up to an 80% interest, at the Company’s election, by providing half of the Company’s portion of the development costs.  Newcrest expenditures include payment of the underlying option payments as they become due.

Joint Venture Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
Prior to August 31, 2005	75,000	75,000
January 23, 2006	-	150,000
March 4, 2006	30,000	-
January 23, 2007	-	150,000
March 4, 2007	30,000	-
January 23, 2008	-	200,000
March 4, 2008	30,000	-
Total	165,000	575,000

5d)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a Net Smelter Return (NSR) royalty of 3% if the price of gold is below USD$300 per ounce; 4% if the price of gold is between USD$300 and USD$400 per ounce; and 5% if the price of gold is over USD$400 per ounce. Upon completion of a “bankable feasibility” study, the Company has the option to buy two percentage points of the NSR for USD$1,000,000 per percentage point.

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

Mining Lease Due Dates	Cash consideration to be paid to Optionor USD	Two year share purchase warrants to be issued to Optionor
Prior to August 31, 2005	60,000	75,000 @Cdn$0.37
November 18, 2006	40,000	-
November 18, 2007	50,000	-
November 18, 2008	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture with Newmont Mining Corporation (“Newmont”). Newmont paid the Company USD$30,000 at the time of signing the agreement and Newmont incurred USD$454,603 in exploration expenditures prior to terminating the option on April 10, 2006.

Subsequent to May 31, 2006, on July 12, 2006 the Company entered into a letter agreement to be replaced by a definitive option agreement within 30 days of signing, with Romarco Minerals Inc. (“Romarco”).  Romarco may earn a 60% joint venture interest by completing the following project work and underlying property lease and maintenance expenditures and delivering 250,000 common shares of Romarco, subject to regulatory approval.

Romarco can earn an additional 10% interest in the project (for a total of 70% interest) by the completion of a bankable feasibility study within 5 years from its initial earn-in on the Red Canyon project, subject to minimum expenditures of USD$1 million per year for the first two years and USD$2 million or more for the remaining three years.  If Romarco does not elect to complete a feasibility study, then to retain its interest and earn an additional 10% interest, Romarco shall expend a minimum of USD$1 million each year until it has incurred additional expenditures in the cumulative amount of USD$20 million upon completion of which Romarco’s interest will be 70% and the Company’s 30%.  If Romarco does not expend the required USD$1 million annually it shall be deemed to have elected to withdraw from the joint venture, the joint venture will be terminated and the property shall revert to the Company without Romarco retaining any interest.  Romarco’s expenditures include payment of the underlying option payments as they become due.

Joint Venture Option Due Dates	Stock consideration to be delivered to the Company	Exploration Expenditures USD
July 12, 2007 – obligation – timing subject to drill permitting and drill rig availability	250,000 shares of Romarco	400,000
July 12, 2008		500,000
July 12, 2009		600,000
July 12, 2010		750,000
July 12, 2011		750,000
Total		3,000,000

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

5e)

BPV & CONO Properties, Eureka Country, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease USD	Cash consideration to be paid to Lessor for CONO lease USD
Prior to August 31, 2005	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 and 2008 - $10,000 each year	20,000	20,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total	706,250	706,250

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle (USA) Ltd (“Agnico”).  The Company will grant a 60% interest in its BPV and CONO properties to Agnico on completion of the following payments.  Agnico can earn an additional 10% interest by completing a bankable feasibility study and funding minimum work commitments of USD$200,000 annually. An additional 5% interest can be earned by arranging financing of the Company’s capital requirements for project development.  A joint venture will be formed upon completion of the earn-in period.  Agnico’s expenditures include payment of the underlying lease payments as they become due.

Joint Venture Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
Prior to August 31, 2005	25,000	-
February 4, 2006 (received)	30,000	50,000
February 4, 2007	50,000	200,000
February 4, 2008	100,000	250,000
February 4, 2009	150,000	500,000
February 4, 2010	-	500,000
Total	355,000	1,500,000

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

5f)

Coal Canyon Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Optionor USD
Prior to August 31, 2005	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 and 2008 - $10,000 each year	20,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total	706,250

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria Corp. (“Golden Aria”), a reporting U.S. company.  The Company will grant a 60% interest in its Coal Canyon Property for USD$200,000 in payments, receipt of 250,000 common shares of Golden Aria, a work commitment of USD$1,000,000 expendable in stages to March 25, 2009 and the assumption of the mining lease payments.  Golden Aria can earn an additional 10% interest by completing a bankable feasibility study.  A joint venture will be formed upon completion of the earn-in period.  Golden Aria’s expenditures include payment of the underlying lease payments as they become due.

Joint Venture Option Due Dates	Cash consideration to be paid to the Company USD	Common Shares of Golden Aria issued to the Company	Exploration Expenditures USD
Prior to August 31, 2005	15,000	-	-
December 31, 2005	-	-	50,000
March 25, 2006 (received)	25,000	250,000	-
December 31, 2006	-	-	100,000
March 25, 2007	25,000	-	-
December 31, 2007	-	-	300,000
March 25, 2008	35,000	-	-
December 31, 2008	-	-	550,000
March 25, 2009	100,000	-	-
Total consideration	200,000	250,000	1,000,000

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

5g)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor USD
Prior to August 31, 2005	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 and 2008 - $20,000 each year	40,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total	906,250

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture with Placer Dome US Inc (“Placer”).  The Company will grant a 60% joint venture interest in its Red Hill Property on completion of the following payments to the Company and expenditures on the property. Thereafter, Placer can earn an additional 10% interest by completing a bankable feasibility study within five years.  A joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, the Company can request that Placer arrange the Company’s share of project financing, in which case Placer will earn an additional 5% interest (for a total 75% interest) in the project, and will recover the Company’s share of this financing from 60% of the Company’s share of net cash flow from operations on the property.  Placer’s expenditures include payment of half of the underlying lease payments as they become due.

Joint Venture Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
Prior to August 31, 2005	40,000	-
October 27, 2005 (paid)	25,000	100,000
October 27, 2006	25,000	87,500
October 27, 2007	100,000	250,000
October 27, 2008	150,000	325,000
October 27, 2009	200,000	1,237,500
Total	540,000	2,000,000

5h)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and West claim group. On September 28 and November 15, 2005 (amended April 25, 2006) respectively, the Company entered into two exploration agreements with an option to form a joint venture with Placer Dome U.S., Inc. (“Placer”).

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

The Company will grant a 60% interest in its Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of USD$247,500 and USD$22,500 respectively for each property annually.  An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Joint Venture Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (obligation)	27,000	-	-	-
November 15, 2006 (obligation)	-	-	3,000	-
September 28, 2007 (obligation)	36,000	175,000	-	-
November 15, 2007	-	-	4,000	-
September 28, 2008	45,000	200,000	-	-
November 15, 2008	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

5i)

JDW Property, Eureka County, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

5j)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

5k)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a production royalty of 3.5%.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor USD	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005	30,000	25,000 @ Cdn$0.70

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

November 23, 2005 (paid)	30,000	-
November 23, 2006	30,000	-	3,000 feet
November 23, 2007 and 2008 $40,000	80,000	-	1,500 feet per year
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 + each year thereafter adjusted for inflation	1,200,000	-

Total consideration	1,620,000	25,000

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Exploration Inc. (“Barrick”).  Barrick will have earned a 60% joint venture interest in the Company’s Horse Mountain property by completing the following expenditures. Barrick can earn an additional 10% interest by incurring minimum annual expenditures of no less than USD$1 million per year, with an additional 1% earned for each USD$600,000 expended up to 2015 (70% interest earned for a total of USD$8,000,000 spent).  Barrick can earn an additional 5% by arranging or providing post-feasibility financing for the Company’s share of development of the project.  A joint venture will be formed upon completion of the earn-in period.  Barrick’s expenditures include payment of the underlying lease payments as they become due.

Joint Venture Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
Prior to August 31, 2005	30,000	-
December 31, 2006 (obligation) – including 3,000 feet drilling	-	300,000
January 1, 2007	30,000	-
December 31, 2007	-	400,000
January 1, 2008	30,000	-
December 31, 2008	-	600,000
January 1, 2009	20,000	-
December 31, 2009	-	700,000
Total	110,000	2,000,000

5l)

Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

5m)

Iron Point Property, Humboldt Country, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase for 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for advance minimum royalty payments to be completed on the following schedule. These claims can be purchased

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

outright for cash consideration between USD$1 million to USD$2 million depending on the price of gold anytime up to June 3, 2015.

Mining Lease Due dates	Advance minimum royalty payments to Lessor USD
Prior to August 31, 2005	7,000
June 3, 2006 (paid)	10,000
June 3, 2007	10,000
June 3, 2008	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total	462,000

5n)

Angel Wing Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the veins system at Angel Wing.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments to be completed on the following schedule.

Mining Lease Due dates	Advance minimum royalty payments to Lessor USD
Prior to August 31, 2005	35,000
October 27, 2006	35,000
October 27, 2007	40,000
October 27, 2008	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total	1,540,000

.

5o)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

6.

SHARE CAPITAL

6a)

Authorized:  An unlimited number of common shares without par value.

6b)

Issued and Outstanding

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

	Number of Shares	Share Capital	Contributed Surplus
Outstanding, August 31, 2005	28,768,760	$10,493,824	$1,780,749
Private placement of shares (net of $102,060 issue costs) (1)	2,060,000	1,751,940	-
Exercise of options – cash	2,286,000	1,180,470	-
Exercise of options – stock option valuation	-	761,270	(761,270)
Exercise of warrants – cash	3,089,250	1,233,650	-
Exercise of warrants – stock option valuation	-	34,987	(34,987)
Fair value vested stock options granted	-	-	634,521
Fair value share purchase warrants issued for properties	-	-	15,378
Outstanding, May 31, 2006	36,204,010	$15,456,141	$1,634,391

(1)

On October 17, 2005 the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable to purchase an additional common share at $1.15 per share until October 4, 2007. In addition a cash payment of $48,060 was made and an additional 60,000 units, valued at $54,000, were issued as finder’s fees pursuant to the private placement.

6c)

Options Outstanding

As at May 31, 2006, options were outstanding for the purchase of common shares as follows:

Number of shares	Price per share	Exercisable	Expiry Date
10,000	$0.14	10,000	December 14, 2006
250,000	$0.23	250,000	November 7, 2008
55,000	$0.27	55,000	June 18, 2008
615,000	$0.53	615,000	February 9, 2009
1,406,250	$0.71	1,018,750	February 17, 2010
18,750	$0.71	-	April 20, 2010
80,000	$1.18	32,500	October 18, 2010
125,000	$2.07	31,250	February 1, 2011
50,000	$1.70	12,500	May 31, 2011
2,025,000	$1.92	506,250	April 17, 2011

A summary of the changes in stock options for the nine month period ended May 31, 2006 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, August 31, 2005	4,626,000	$0.60
Granted	2,295,000	1.89

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

Exercised	(2,286,000)	(0.52)
Outstanding, May 31, 2006	4,635,000	$1.24

Options exercisable at May 31, 2006	2,531,250
Weighted average fair value of options granted during the period	$1.07

6d)

Stock Based Compensation

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of not more than 7,034,302 options to acquire common shares to its directors, officers, employees and consultants.  During the nine month period ended May 31, 2006, the Company recorded $634,521 in stock based compensation for the vesting portion of 2,295,000 options granted during the period.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4.04%
Expected life	3 years
Expected volatility	84.97%
Expected dividend yield	0%
Weighted average of fair value of options granted	$1.07

6e)

Warrants

As at May 31, 2006, share purchase warrants were outstanding for the purchase of common shares as follows:

Number of Shares	Price per Share	Expiry Date

11,250	$0.45	January 23, 2008
2,092,000	$0.90	February 10, 2007
1,030,000	$1.15	October 4, 2007

A summary of the changes in share purchase warrants for the nine month period ended May 31, 2006 is presented below:

	Shares	Weighted Average Exercise Price

Outstanding, August 31, 2005	5,331,250	0.60

Issued	1,041,250	1.14
Exercised	(3,089,250)	(0.40)
Expired	(150,000)	(0.425)

MIRANDA GOLD CORP.

(a development stage company)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For nine months ended May 31, 2006 and 2005

(Unaudited)

Outstanding, May 31, 2006	3,133,250	$0.98

7.

RELATED PARTY TRANSACTIONS

a)

During the nine months ended May 31, 2006, the Company paid $56,600 (2005 - $54,200) to a company controlled by a common director for management of the Company’s affairs.  During the same period the Company accrued an additional $31,186 (2005 - $Nil) for services related to helping arrange for the sale of investment stock held for sale by the Company.

b)

During the nine months ended May 31, 2006, the Company paid $105,054 (2005 - $73,854) to directors or companies controlled by common directors for rent, telephone, secretarial, website, internet and office services.

c)

During the nine months ended May 31, 2006, the Company paid $22,000 (2005 - $Nil) to a Company controlled by an officer of the Company for bookkeeping and financial reporting services.

d)

A director and officer of the Company holds a 10% interest in the BPV, CONO, Red Hill and Coal Canyon properties described in Note 5.

All of the above noted transactions have been in the normal course of business and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8.

SUBSEQUENT EVENTS

a)

Subsequent to May 31, 2006 and by June 29, 2006, the Company sold the remaining 516,000 common shares in Gulf Coast Oil & Gas (Note 3) for net proceeds of USD$16,212.

Schedule 1

MIRANDA GOLD CORP.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION EXPENDITURES

FOR THE NINE MONTH PERIOD ENDING MAY 31, 2006

(Unaudited)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
Property	Balance August 31 2005	Acquisition Costs	Option Payments Received	Write Off Of Interests	Balance May 31 2006	Balance August 31 2005	Additions/ Reimburse-ments	Expense Reimburse-ments	Option Payments Received	Write Off Of Interests	Balance May 31 2006

Sampson	$-	$1,730	$-	$(1,730)	$-	$-	$-	$-	$-	$-	$-
Troy	23,052	-	-	(23,052)	-	42,117	784	-	-	(42,901)	-
Redlich	-	20,617	(20,617)	-	-	5,397	1,468	-	(6,865)	-	-
Red Canyon	33,488	-	-	-	33,488	17,785	12,804	-	-	-	30,589
BPV	8,611	-	(8,611)	-	-	7,883	3,660	-	(11,543)	-	-
CONO	8,611	-	(8,611)	-	-	12,747	2,818	-	(15,565)	-	-
Coal Canyon	-	-	-	-	-	33,093	25,130	(22,149)	(28,668)	-	7,406
Red Hill	7,526	6,921	(14,447)	-	-	-	1,655	-	(1,655)	-	-
Fuse	63,342	-	(35,328)	-	28,015	55,950	252	(37,107)	-	-	19,095
JDW	21,717	-	-	-	21,717	20,600	745	-	-	-	21,345
ETTU	25,925	-	-	-	25,925	18,818	1,483	-	-	-	20,301
Horse Mountain	48,183	-	(35,328)	-	12,855	74,981	8,848	(20,461)	-	-	63,368
Dame	72,584	-	-	-	72,584	51,366	4,190	-	-	-	55,556
Iron Point	66,806	8,090	-	-	74,896	19,771	51,840	-	-	-	71,611
Angel Wing	42,140	1,574	-	-	43,714	741	20,342	-	-	-	21,083
PPM	-	12,318	-	-	12,318	-	21,993	-	-	-	21,993

Total	$421,985	$51,250	$(122,942)	$(24,782)	$325,511	$361,249	$158,012	$(79,717)	$(64,296)	$(42,901)	$332,347

  Schedule 1

MIRANDA GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION EXPENDITURES

YEAR ENDED AUGUST 31, 2005

(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
	Balance		Option	Write	Balance	Balance			Option	Write	Balance
	August 31	Acquisition	Payments	Down Of	August 31	August 31		Expense	Payments	Down Of	August 31
Property	2004	Costs	Received	Interests	2005	2004	Additions	Reimbursements	Received	Interests	2005

Imperial Mines & Hercules	$-	$-	$-	$-	$-	$-	$4,678	$-	$-	$(4,678)	$-
Troy	15,403	7,649	-	-	23,052	27,305	14,812	-	-	-	42,117
Redlich	-	7,649	(7,649)	-	-	-	6,928	-	(1,531)	-	5,397
Bald Peak	24,505	-	-	(24,505)	-	7,187	201	-	-	(7,388)	-
Red Canyon	69,371	-	(35,883)	-	33,488	44,968	14,753	(6,502)	(35,434)	-	17,785
BPV	8,611	-	-	-	8,611	7,050	833	-	-	-	7,883
CONO	8,611	-	-	-	8,611	11,968	779	-	-	-	12,747
Coal Canyon	8,611	-	(8,611)	-	-	10,493	32,529	-	(9,929)	-	33,093
Red Hill	8,612	7,525	(8,611)	-	7,526	14,952	1,124	(2,639)	(13,437)	-	-
Fuse	33,549	29,793	-	-	63,342	46,500	9,450	-	-	-	55,950
JDW	13,826	7,891	-	-	21,717	16,331	4,269	-	-	-	20,600
ETTU	6,514	19,411	-	-	25,925	11,712	7,106	-	-	-	18,818
Horse Mountain	-	48,183	-	-	48,183	-	74,981	-	-	-	74,981
Dame	-	72,584	-	-	72,584	-	51,366	-	-	-	51,366
Iron Point	-	66,806	-	-	66,806	-	19,771	-	-	-	19,771
Angel Wing	-	42,140	-	-	42,140	-	741	-	-	-	741

Total	$197,613	$309,631	$(60,754)	$(24,505)	$421,985	$198,466	$244,321	$(9,141)	$(60,331)	$(12,066)	$361,249